Exhibit 99.1

Rail Vision Successfully Installs AI-Driven System for Class 1 USA Operator

Ra’anana, Israel, June 10, 2024 (GLOBE NEWSWIRE) -- Rail Vision Ltd. (Nasdaq: RVSN) (the “Company”), a technology company at the forefront of revolutionizing railway safety and the data-related market, today announced the successful installation of its AI-driven ShuntingYard product for a class 1 freight rail US-based company.

The North American Class 1 rail company will use the system on its locomotive for evaluation in different scenarios related to safety and efficiency.

This installation follows the purchase order, announced in March 2024, and is yet another step in the company’s goal of enhancing the safety and efficiency of the American railway industry. The installed system integrates state-of-the-art technologies designed to provide real-time monitoring and obstacle detection, ensuring the highest standards of safety for rail operations, and is build to meet rigorous railroad demands, offering unparalleled reliability and performance.

Shahar Hania, CEO of Rail Vision, said: "We are proud to have fulfilled this important order, delivering and installing our advanced safety system to one of North America’s Class 1 rail companies. This project proves the critical role that our technology aims to play in the market, where safety is paramount.”

The AI-driven ShuntingYard product is designed to improve railway safety and operational efficiency by leveraging artificial intelligence and machine learning algorithms.

About Rail Vision Ltd.

Rail Vision is a technology company that is seeking to revolutionize railway safety and the data-related market. The Company has developed cutting-edge, artificial intelligence-based, industry-leading technology specifically designed for railways. The Company has developed its railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operators. Rail Vision believes that its technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, the company believes that its technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality. For more information, please visit https://www.railvision.io/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the critical role that its technology aims to play in the market. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on March 28, 2024. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Rail Vision is not responsible for the contents of third-party websites.

Investor Relations

Michal Efraty
michal@efraty.com